June 30, 2008

Karen J. Garnett, Esq.
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E
Washington, D.C. 20549

Re:	Bonds.com Group, Inc. Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-148398)

Dear Ms. Garnett:

On behalf of our client, Bonds.com Group, Inc. (the “Company”), set forth below are responses to your letter of comment dated June 26, 2008 (the “Letter”) relating to Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”) of the Company which was filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2008.

The comments from the Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter.

On behalf of the Company, the following are our responses to the Staff's comments:

Financial Statements as of and for Year Ended December 31, 2007

Consolidated Statements of Changes in Stockholders’ Equity, page F-5

1.
We note your response to comment 6 and updated Consolidated Statements of Changes in Stockholders’ Equity. Please update the Additional Paid-In Capital and Total amounts for the line items (i) Stock and warrants issued for cash, net of issuance costs and (ii) Stock and warrants issued for cash and settlement of notes payable, as the Common Stock and Additional Paid-In Capital amounts as presented do not equal the Total amounts as currently presented.

Karen J. Garnett, Esq.
June 30, 2008

RESPONSE:

The Company notes that the Additional Paid-In Capital and Total amounts for the line items (i) Stock and warrants issued for cash, net of issuance costs and (ii) Stock and warrants issued for cash and settlement of notes payable do not equal the Total amounts due to a clerical error. The Company believes that these errors are not material to the financial information contained in the prospectus.  The Company undertakes to correct these non-material clerical errors in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

Financial Statements as of and for Period Ended March 31, 2008

Notes to Unaudited Condensed Consolidated Financial Statements

Note 12 – Related Parties Transactions, page F-37

2.
We note your disclosure of the aggregate of principal and related accrued interest of $1,082,172 that was converted into 327,393 shares of the company’s stock. It appears that the number of shares disclosed is not adjusted for the exchange ratio of 6.2676504 shares for each share of Holdings in connection with the reverse merger. If applicable, please update this amount to be consistent with other disclosures, including Note 19 – Related Parties Transactions in your footnotes to the financial statements for the fiscal year ended December 31, 2007 disclosed on page F-23, which appears to have taken into account the stock split in connection with the reverse merger.

RESPONSE:

The Company notes that the number of shares was not adjusted for the exchange ratio in connection with the reverse merger due to a clerical error.  The Company believes that these errors are not material to the financial information contained in the prospectus.  The Company undertakes to correct this non-material clerical error to conform with the Related Party disclosures in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

Karen J. Garnett, Esq.
June 30, 2008

Please be advised that pursuant to the Staff’s agreement, the Company is not required to file an additional amendment to its Registration Statement to address the Staff’s comments to Amendment No. 3, and has agreed to permit the Company to correct certain non-material clerical errors in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

Very truly yours,

/s/ Scott M. Miller

Scott M. Miller

cc:	Stacie D. Gorman, Esq.
Mr. Mark Rakip
Mr. Kevin Woody
Mr. John Barry
Mr. Scott Walters, CPA